UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                Commission File Number: 000-25349

(Check One):  [X] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
              [ ] Form 10-QSB  [ ] Form N-SAR [ ] Form N-CSR

              For Period Ended:   December 31, 2004

     [ ]  Transition Report on Form 10-K and Form 10-KSB
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q and Form 10-QSB
     [ ]  Transition Report on Form N-SAR

     For the Transition Period Ended: ______________________


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________________________________



                             PART I
                     REGISTRANT INFORMATION

     Full Name of Registrant:  IGENE BIOTECHNOLOGY, INC.

     Former Name if Applicable:  NA

     Address of Principal Executive Office: 9110 RED BRANCH ROAD

     City, State and Zip Code:  COLUMBIA, MARYLAND 21045-2024

                             PART II
                     RULES 12b-25(b) AND (c)

     If   the   subject  report  could  not  be   filed   without
unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

          (a)  The reasons described in reasonable detail in Part
               III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form
               11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c)  The  accountant's  statement   or   other  exhibit
               required by Rule 12b-25(c) has been attached if applicable.


                            PART III
                            NARRATIVE

     State  below in reasonable detail the reasons why the  Forms
10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          Additional time will be needed for the Registrant to complete the preparation of its Annual Report on Form 10-KSB (the "Form 10-KSB") for the fiscal year ended December 31, 2004. As previously reported in its Current Report on Form 8-K, filed with the Securities and Exchange Commission (the "SEC") on February 17, 2005, the Registrant dismissed its independent accountant, Stegman & Company ("Stegman"), effective February 15, 2005, and appointed Berenson LLP ("Berenson"), effective February 14, 2005. The Registrant intends to file the Form 10-KSB late to permit Berenson to complete its analysis of the treatment of the Registrant's 50% participation in a joint venture with Tate & Lyle PLC ("Tate & Lyle"), which joint venture produces Aquasta(TM) for the aquaculture industry at Tate & Lyle's Selby, England facility (the "Joint Venture"). As discussed in more detail below under Part IV, presently the Registrant is working with Berenson and Stegman to prepare a written request for guidance from the Office of the Chief Accountant ("OCA") of the Securities and Exchange Commission (the "Commission") regarding the appropriate accounting treatment of the Joint Venture for purposes of Registrant's financial statements.

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          Based   upon   its  current  schedule,  the  Registrant
     anticipates  that it will not be in a position to  file  its
     Form   10-KSB  by  the  15th  calendar  day  following   the
     prescribed due date of the Form 10-KSB.

                             PART IV
                        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Edward J. Weisberger                         (410) 997-2599
     ____________________________________________________________
     (Name)                        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                         [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                 [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Net loss reported for the Registrant's fiscal year ended December 31, 2003 was $2,199,141, or $.02 per share. Assuming that the determination of the appropriate accounting treatment of the Joint Venture for purposes of Registrant's financial statements, as discussed below, does not cause the Registrant to adjust the manner in which the Joint Venture's operations are reflected on the Registrant's Consolidated Statement of Operations, the net loss reported for the Registrant's fiscal year ended December 31, 2004 is expected to be approximately $5,143,000, or $.05 per share.

          Berenson questions the Registrant's historical method of recording the value of their 50% interest in the Joint Venture, as reflected in previously filed Annual and Quarterly Reports on Forms 10-KSB and 10-QSB. The excess of fair value of the Registrant's investment in the Joint Venture over the historical cost basis (known as book value) of consideration paid for such investment has been reflected as an adjustment to additional paid in capital as indicated in the Registrant's Annual Report on Form 10-KSB for the period ending December 31, 2003.

          Berenson's position is that the investment should have been recorded at an amount equal to the Registrant's book value of the consideration paid (which was zero), rather than the fair value of the investment, as it was recorded.

          As mentioned above, the Registrant is presently working with Berenson and Stegman in formulating a letter directed to the OCA of the Commission for further guidance on this accounting matter. If the OCA agrees with Berenson's

                                -3-

     position, the investment in the Joint Venture could be reduced to the book value of the assets invested, which would be zero. With losses incurred by the Joint Venture this value could be reduced below zero under certain circumstances. From an earnings perspective, a portion of the Registrant's loss in the Joint Venture cannot be reduced below zero except under certain conditions including, but not limited to, advances made and guarantees given.

          Further, from the earnings perspective, should the Registrant record the value of the asset as the reduced book value of zero, then the Registrant would be unable to record the losses associated with its interest in the Joint Venture. These losses would then become suspended off the financial statements, and would be used to offset any gains of the Joint Venture until the point that the earnings of the Joint Venture from the time of it's inception became a net positive. At that point gains could be recorded on the Registrant's financial statements.

          Based on the numbers referred to above, the adjustment resulting from a change in the accounting treatment of the Joint Venture would be estimated as follows, net loss reported for the Registrant's fiscal year ended December 31, 2003 was $2,199,141, or $.02 per share, this included $914,494 of losses from the Joint Venture that would become suspended off the financial statements, resulting in a net loss of $1,284,647, or $.01 per share for the year ended December 31, 2003. Using the historical accounting treatment of the Joint Venture, the estimated net loss reported for the Registrant's fiscal year ended December 31, 2004 is expected to be approximately $5,143,000, or $.05 per share, this includes approximately $4,067,000 of losses from the Joint Venture that would need to be suspended off the financial statements, resulting in an approximate net loss of $1,076,000, or $.01 per share for the year ended December 31, 2004. The aggregate loss suspended off the financial statements would then approximate $4,900,000. This suspended loss would be disclosed in the notes to the financial statements. They would only be included to the extent referenced above, where advances are made or guarantees are given.

                    Igene Biotechnology, Inc.
          (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



     Date: April 1, 2005             By: /s/ EDWARD J. WEISBERGER
                                         ________________________
                                         Edward J. Weisberger
                                         Chief Financial Officer

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